Filed by Sustainable Opportunities Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sustainable Opportunities Acquisition Corp.

Commission File No. 001-39281

Benzinga Power Hour Interview Transcript

Recorded on May 12, 2021

Luke: That was a Power Hour special guys. If you are just joining us, you are watching the Power Hour. This is the idea show where you’re just bringing the ideas non-stop. Coming up today, I have a new stock to pitch. Yes, on a day like today, I’m going to be adding a stock to the live portfolio, so stay tuned for that one. We’ve got that coming up. We’ve got an awesome slate of guests right ahead of us. We’re going to be talking to the team over at DeepGreen, ticker SOAC, Sandy, Oscar, Alpha, Charlie. Ross Gerber coming on at 12:45 Eastern, and then of course we’re just going to keep the idea flow going. How does that sound Producer AB?

Producer AB: Let’s keep it rolling. Let’s keep it going. We got more guests. We got more stock pitches coming up. Let’s go.

Luke: All right.

[music]

Luke: All right, what is going on guys? Scott, and Gerard, thank you for joining us. Coming on the Power Hour, representing DeepGreen. Again, everybody, that’s ticker SOAC, Sandy, Oscar Alpha, Charlie, how are you guys doing today?

Gerard: We’re doing well.

Scott: Good, great. Couldn’t be more excited to be here, so thanks for having us.

Luke: There we go. I love it. You guys, I was teasing the company a little bit earlier on the show, but I wasn’t doing it justice, but it’s a very cool company that you guys have. For those who may not be familiar, can you just go ahead and give us a little bit of background on the company?

Gerard: Sure. Well, actually, good news, I can update you. We’re changing our name to The Metals Company, and we recently announced an acquisition by SOAC, which, as you mentioned, is listed on the NYSE. What The Metals Company is all about, is collecting polymetallic nodules off the ocean floor. The great news about these nodules is that they contain all the metals we need to build electric vehicle batteries. We can collect them from the depths of the ocean, and massively compress the environmental and societal impacts of producing metals, compared to the land-based alternative.

Luke: Gerard, could you put that up again so we can look at it, and Producer AB, can we zoom in on Gerard’s screen? What exactly is this that we’re looking at? It definitely looks cool, but give me another layer of detail on what exactly that is you guys are collecting off the seafloor.

Gerard: Well, they’re known as a polymetallic nodule, and they actually precipitate the metals that are in the ocean water, or in the sediment upon which they sit, and so, when we collect them, everything in here is what you need to build an electric vehicle battery. It’s an amazing resource, because as you may know or may not know, the mining industry is by far, the largest generator of waste and toxic material.

In fact, last year, more than 190 billion tons of waste was generated by the land-based mining industry. Now, you compare that to municipal waste where there was only two billion tons, but we can collect these nodules. As we process them, we generate zero waste and zero tailings. We can compress CO2 emissions by more than 90% when you make your battery cathodes using these rocks, compared to land-based alternatives. It’s one of the big solutions as we address climate change and as we start to ask the question, where are the metals going to come from to power the green transition that we’re also excited about at the moment.

Luke: Then you’re you said you’re collecting them off the ocean. Can you give us a little bit of detail as to where exactly they’re being collected from? How deep down, are there certain parts of the world, how much is out there, et cetera?

Gerard: Well, there’s only one part of the ocean that’s of real interest. It’s about 1,000 miles off the coast of Mexico. It’s known as the CCZ and they’re about 4,000 meters below sea level. The reason why these nodules are so interesting is because they contain very high levels of nickel and copper and cobalt and manganese and they’re the base metals that we’re going to need to increase production of by between five and six hundred percent, just to keep up with the demand that’s being generated by building all the batteries that we need for our electric vehicles, building all of the renewable power stations, the windmills, the batteries we’re going to have at homes.

We’ve all understood now what the externalities of fossil fuels have been, but the same attention hasn’t been applied to metals. Of course, we’re going to have to increase metal production substantially and so the environmental impact of all of these metals is going to become really important.

Luke: Okay, and you guys are picking these metals off with robots that are crawling on the ocean floor. Is that a technology that you guys built, is it a technology that somebody else owns? Can you talk about that?

Gerard: Yes, so we’ve attracted some quality partners from the oil and gas services industry who’ve been operating in the deep ocean for a long time. Many of the technological challenges were figured out more than 50 years ago when this industry almost started, but the reason why it didn’t proceed was that the world had not agreed who owned the oceans and so that was finally agreed on the piece of legislation called UNCLOS, United Nations Convention of the Law of the Sea.

Now we have clear title, the metals company controls three licensed areas. On two of them, we’ve actually defined the resource. We know that we have 1.6 billion tons of these, and that’s enough battery metals to build around 280 million electric vehicle batteries, so it’s enormous.

Luke: Yes, and then one last question, and then I’ll turn it over to you guys to tell us what we’re missing out of the story. Can you just talk about how far along you are? How much metal is being collected, timelines, any partnerships, et cetera?

Gerard: Well, we are making great progress. We’re on track for the first production in 2024. The exciting thing about our transaction was SOAC is that we now have the capital that we need to get past first production in 2024. We’ve been at this for over a decade. We’ve been very busy on the environmental permitting side. We’ve been building our pilot harvesting systems, we’ve been completing all of our on-shore pilot processing work.

What we are ready for is production in 2024. It’s a very exciting time for the company. Obviously, we’re motivated to move into the public arena for two main reasons. One was access to capital. This transaction ticks that box. The second reason is this is a really important story and we want more people to know about it. The public markets are the perfect place to tell that story.

Luke: Excellent. What else? What else should we talk about that I haven’t already asked about? Any important catalyst or upcoming events on the horizon we should be paying attention to, et cetera?

Scott: Yes, I’ll start off with that. Look, I think, one, we couldn’t be more excited to partner with Gerard and his team. We looked at over 100 companies. We were the first ESG stock who raised $300 million and Citi is our underwriter. We have a big belief that electrification is a big piece of the climate change solution. When we looked at this business, it allowed us to make a big bet on the future of electrification without having to pick a technological winner in terms of who could design the best battery, and it allowed us to make a bet that we thought was very sustainable and we didn’t have to pick any consumer preferences.

We don’t have to guess which vehicle is going to be hot or which vehicle is not. We picked the Gerard’s company. The metals company has the ability to supply over 280 million electric vehicles. Each electric vehicle needs over 300 pounds of battery metals.

Gerard: Which is crazy.

Scott: We think it’s an unbelievable amount of demand for this product. When you look at the resource base that this company has assembled, this company has lease rights to a number of parcels inside the Clarion Clipperton Zone, a thousand miles west off the coast of Mexico. They actually have lease assets. They’ve received permits from their regulator, the technology to recover these metals has been demonstrated back in the ‘70s, and the company’s working with one of the best industrial partners in maritime environments, Allseas, who’s one of the investors in the pipe to go recover this at scale.

We know that we can recover, we know we can get licenses for our regulator because we have exploration licenses today. We think that the value of all the resources this company controls, even in a very conservative commodity case, which is actually lower than where the curves are today, is over $30 billion. You can map that against our transaction value where we’re entering at $3 billion. We think there’s a lot of upside for our investors and at the same time we think that it’s upside for planet earth.

Luke: I really like what you’re saying about the investment thesis, where you’re saying, you want exposure to the space, but there’s a lot of things that you don’t have to get right. Like, you’re talking about the consumer preferences and making a technology that will be winning the technology, et cetera. I think it’s a really, really interesting way to play the space. One of the things we talk about on the show a lot is the thing behind the thing. If clubhouse is the popular new app, what is the technology that allows clubhouse to do what it does? This thing behind the thing.

Scott: One of the things we loved about this transaction, because we looked at so many SPAC deals and look there are a lot of people that have been very successful and we wish them the best, but they would only give you access to five or 10 documents, and Gerard and his team gave us over 300 documents to review. Deals with the regulator deals with core partners like Musk, Glencore, who has a firm off-ticket agreement with the company.

These folks are not only going to help the company be successful but they’re invested in the capital stack. All of the existing equity holders are rolling their equity and some of those equity holders are putting in more money. That’s another validation point for us because the guys that are selling the company, aren’t looking to cash out, they’re looking to invest more in the business.

Luke: Wait, wait, wait. You’re saying you’re looking at deals and they’re turning over five or 10 documents. Is that like for the whole due diligence process you’re getting five or 10 of these documents?

Sott: You don’t see a lot of very thick data rooms in the SPAC process, we thought this business really stood out because they gave more information than you could possibly imagine. It was like a traditional, very large-scale M&A process. We respect them for that because we think that we need to know on behalf of our investors. We represent investors and we want to make sure that they get a good return. We’re going to look in every corner, talk to every person we’ve talked to. We’ve talked to the regulators, we talked to Allseas. We talked to Musk, we talked to Glencore. We checked the story all the way around to figure out is there something that we were missing? We think the thesis that Gerard and his team have been backing for the past 10 years, that’s a rock-solid thesis.

Luke: Wow. That five to 10 document thing is mind-blowing to me because these are not small deals. Maybe they’re small compared to like $100 billion mega acquisition that happens once a year type thing. These are not small deals by any stretch of the imagination. That’s crazy to think about, so Gerard, good on you and your team.

Gerard: Well, we were well prepared because before we agreed the deal with Scott and the SOAC team, we were seriously advanced on taking a large investment from one of the oil and gas majors and also one of the mining majors. When we got into serious negotiation, talking to some SPACs, we had an immediate affinity with SOAC because of their focus on ESG.

The economics behind this project are phenomenal, but it’s the environmental benefits that I think is going to make it such a big winner because you want to know where the metals come from, not only for your mobile phone but your electric vehicle battery. The whole green transition is about saving the planet. It’s about reducing CO2 emissions. Of course, the biggest threat to our planet is global warming. We have to make big moves to be able to change that. What our studies are finding and white papers that have been published and peer reviewed is that we can seriously attack those numbers, like reducing CO2 emissions by more than 90%. These are big contributions to addressing climate change.

Luke: Gerard, let me ask one more question out of the chat, which is, what are the specific minerals that you guys are collecting or how does the ratio breakdown?

Gerard: Yes, so almost half of the revenue comes from nickel and the other metals are cobalt and copper and manganese. You could not dream up a better basket of metals, of base metals than the ones here. Because if you look at where a lot of the growth in those metals are coming from, they’re coming from our most biodiverse rainforest. Our carbon sinks and so some of those metals you can generate 50 to 70 kilograms of CO2 emissions for one single kilogram of nickel.

The mix of metals contained in these nodules is perfectly aligned to what’s happening at a macro scale now. Of course, we all see the explosive growth happening in electric vehicle batteries, but it’s only been in the last year and maybe as a result of COVID, that’s accelerated that growth, but people are saying, “Well, what’s the true environmental cost of this green initiative,” and we think that’s where this result is going to be an absolute stand up compared to all others.

Scott: I’ll tell you, what stands out to me is— I remember right in December when Elon Musk came out and said, “Please mine more nickel.” Nickel is the backbone for the future of batteries. You look at what president Biden did on February 26th, this executive order talking about state security and securing our supply chains. You look at what the department of energy has done and their request proposals and information around how do we get the right critical metals and get them in the right stores from places that are friendly.

We think that not only is there an environmental angle, but there’s a national security angle of this company and we think that the team couldn’t be better positioned to go after it.

Luke: Awesome. Well, gentlemen, I appreciate you coming on. This is the Power Hour. We promise our viewers interesting companies, stocks they don’t know about. I appreciate you guys coming on, hanging out with us, and sharing some insights.

Scott: Fantastic.

Gerard: Thanks for having us.

About DeepGreen

DeepGreen Metals Inc. is a Canadian explorer of lower-impact battery metals from seafloor polymetallic nodules, on a dual mission: (1) supply metals for the clean energy transition with the least possible negative environmental and social impact and (2) accelerate the transition to a circular metal economy. The company through its subsidiaries holds exploration and commercial rights to three polymetallic nodule contract areas in the Clarion Clipperton Zone of the Pacific Ocean regulated by the International Seabed Authority and sponsored by the governments of Nauru, Kiribati and the Kingdom of Tonga. In March 2021, DeepGreen announced that it had entered into a business combination agreement with Sustainable Opportunities Acquisition Corporation (SOAC) to accelerate project development and become a publicly traded company on NASDAQ as ‘The Metals Company’. More information is available at deep.green.

About Sustainable Opportunities Acquisition Corporation

Sustainable Opportunities Acquisition Corporation is a SPAC formed for the purpose of entering into a business combination with one or more businesses. While the Company may pursue a business combination in any industry, the Company intends to focus its search for a business that exists within industries that benefit from strong Environmental, Social and Governance (“ESG”) profiles. While investing in ESG covers a broad range of themes, the Company is focused on evaluating suitable targets that have existing environmental sustainability practices or that may benefit, both operationally and economically, from the founders’ and management team’s commitment and expertise in executing such practices. For more information, visit greenspac.com.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of a proposed business combination transaction contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of March 4, 2021, by and among Sustainable Opportunities Acquisition Corp. (“SOAC”), 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada, and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada (the ”Company” or “DeepGreen”) and other concurrent agreements related thereto (together, the “Business Combination”). In connection with the proposed Business Combination, SOAC has filed with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus. SOAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about DeepGreen, SOAC, and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SOAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Investors@soa-corp.com.

Participants in the Solicitation

SOAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SOAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SOAC will be included in the proxy statement/prospectus for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

DeepGreen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SOAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in the final prospectus of SOAC for its initial public offering and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.